Darden Restaurants, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. §83. This letter omits confidential information that was delivered separately to the Division of Corporation Finance. Omissions are denoted by three asterisks (***).

August 27, 2012

By EDGAR Electronic Transmission

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:     Darden Restaurants, Inc.
Form 10-K for the Fiscal Year Ended May 27, 2012
Filed July 20, 2012
File No. 001-13666

Dear Ms. Cvrkel:

We are responding to your letter dated August 9, 2012 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company,” “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 27, 2012 filed on July 20, 2012. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in boldface below, immediately followed by the Company’s response.

As requested in the Staff’s Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended May 27, 2012

Note 1. Summary of Significant Accounting Policies
Segment Reporting, page 35

(1)
We note from the disclosure included in Note 2, that as of May 27, 2012 you have identified seven operating segments based on the different restaurant brands of the Company. We also note that due primarily to similar economic characteristics, including similar long-term expected financial performance, similar products and similar customers, you aggregate the operating segments into a single reporting segment. However, based on the discussion included in the Business section of the Form 10-K, it appears that you have grouped certain of the restaurants (The Capital Grille, Seasons 52, Bahama Breeze and Eddie V’s) into a Specialty Restaurant Group. In regards to this Group, you disclose on page 2 that the Specialty Restaurant Group is an integrated portfolio of growth-oriented small to medium size, full service restaurants, and that the differentiated brands in this group focus on culinary and beverage innovation and exceptional service. We further note that the restaurants included in the Specialty Restaurant Group appear to provide a more premium dining experience to their customers, as indicated by the higher average check per person at each of these restaurants, as compared to the other restaurants owned by the Company; Olive Garden, Red Lobster; and LongHorn Steakhouse. As disclosed on pages 4-5, the average check per person during fiscal 2012 at The Capital Grille, Bahama Breeze, and Seasons 52 was $70 to $72, $23 to $25, and $38.75 to $39.25, respectively. This is compared to an average check per person during fiscal 2012 at Olive Garden, Red Lobster, and LongHorn Steakhouse of $16 to $16.50, $20.25 to $20.75, and $18.50 to $19, respectively. Given the more premium nature of the dining experience provided by the restaurants included in the Specialty Restaurant Group as evidenced by the higher average guest checks during fiscal 2012, please explain in further detail why you believe that the operations of The Capital Grille, Bahama Breeze, Seasons 52 and Eddie Vs are economically similar to those of the Olive Garden, Red Lobster, and LongHorn Steakhouse and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. Your response should focus on why it is appropriate to combine each of the seven restaurant brand operating segments with each other as well as why it is appropriate to combine the Specialty Restaurant Group with each of the other Company restaurant brands. In this regard, we note that Olive Garden experienced a same-restaurant sales decrease of 1.2% in fiscal 2012, while Red Lobster and LongHorn Steakhouse each experienced a same-restaurant sales increase of 4.6% and 5.3%, respectively, indicating that these three restaurants may not have similar operating margins. Also, in light of the fact that it appears from your disclosure in MD&A that you evaluate financial performance based on restaurant-level profitability, as part of your response, please also tell us the average restaurant-level profitability that has been generated by each of these seven restaurant brands during the periods presented in the Company’s financial statements.

We evaluate our operating and, subsequently, our reportable segments in accordance with the requirements of ASC 280. The objective of segment reporting requirements, as described in ASC 280, is as follows:

The objective of requiring disclosures about segments of a public entity and related information is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.

As disclosed in Item 1 of our Form 10-K, our principal business activity is full service dining, with nearly 2,000 full service restaurants located throughout the United States, comprised of the Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V’s brands. The full service segment is highly fragmented and includes many independent operators and small brands. We believe that capable operators of strong multi-unit brands have the opportunity to increase their share of the full service segment. We believe we have strong brands, and that the breadth and depth of our experience and expertise sets us apart in the full service restaurant industry. This collective capability is the product of investments over many years in areas that are critical to success in our business, including brand management excellence, restaurant operations excellence, supply chain, talent management and information technology, among other things. We believe the ability to provide a consistent and high quality experience across our portfolio of brands is key to competing in the full service dining industry. The following is a summary of each of our brands’ current size in terms of revenue, restaurant earnings and number of locations.

($ in millions)	FY12 Net Sales	FY12 Restaurant Earnings	Number of Locations
Red Lobster	$2,669	$ ***	704
Olive Garden	3,581	***	792
LongHorn Steakhouse	1,116	***	386
The Capital Grille	305	***	46
Bahama Breeze	154	***	30
Seasons 52	128	***	23
Eddie V's (1)	35	***	11
Other (2)	11	***	2
Consolidated Darden	$7,999	$ ***	1,994

(1)	Eddie V’s fiscal 2012 net sales represent less than a fiscal year as they were acquired near the end of Darden’s second fiscal quarter.

(2)
Other Net Sales include net sales from Darden’s two synergy locations that combine a Red Lobster and Olive Garden into one building, as well as royalties from franchised locations and branded products sold through retail outlets. Restaurant Earnings not utilized as a performance measure and therefore not available.

We did not include total assets by brand in the above table as such information is only presented to our chief operating decision makers on a consolidated basis and is not utilized in evaluating brand performance.

Operating Segments
An operating segment is a component of a public entity about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses;

•	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance; and

•	Its discrete financial information is available.
The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often, the CODM of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

As noted in our Form 10-K, we have concluded that each of our seven full-service dining brands (Red Lobster, Olive Garden, LongHorn Steakhouse, The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V’s) represent operating segments as defined in the excerpt from ASC-280 highlighted above. In coming to this conclusion, we considered the following:

•	Each of our brands engage in business activities, earning revenues and incurring expenses to generate those revenues.

•
Darden’s CODM is comprised of the Chief Executive Officer and Chief Operating Officer roles. Within each of our brands, there are separate managers, known as brand Presidents. These Presidents are responsible for managing the individual operations of the brands and are directly accountable to and maintain regular contact with the CODMs to discuss operating activities, financial results, forecasts, and business plans for the brands. With the addition of The Capital Grille, Darden created the Specialty Restaurant Group (SRG) which added a group President (the SRG President). The individual presidents at each of the four SRG brands (The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V’s) report directly to the SRG President. The decision to create the SRG structure was based on the relative size of these brands compared to our larger, more mature brands and the ability to leverage, for cost efficiency purposes, Finance, Marketing, Culinary and Human Resource management teams, as opposed to separate functions for each of these smaller brands. As the combined net sales from The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V’s are less than 10 percent of Darden’s consolidated net sales, these brands are not at a stage that can either justify or support the extensive administrative structure required by our larger brands. Additionally, our larger brands garner more time and attention from the CODMs in assessing performance and allocating resources due to their relative significance to Darden’s consolidated performance. The SRG structure does not change the CODMs responsibilities with respect to performance assessments and resource allocations at an individual brand level. Evaluation of the operating results, including performance-based compensation for brand-specific employees and decisions regarding allocations of resources are and will continue to be made at the brand level by the CODMs. However, as variability in the performance of the individual SRG brands will not drive significant variations in Darden’s consolidated performance, aggregating the SRG brands in certain of our internal and external communications provides for a more efficient evaluation of Darden’s consolidated performance. To further illustrate, although the SRG brands combined to deliver net sales 6 percent above their fiscal 2012 business plan targets, Darden’s consolidated net sales were below business plan targets by approximately 1 percent.

•	Discrete financial information is available for each of our brands within our information systems.

To illustrate the discrete financial information maintained and reviewed by the CODMs and Board of Directors, we have also provided the following documents as attachments to this letter:

Attachment 1 - Fiscal 2012 Year End Tracking Package – The Tracking Package is Darden’s monthly financial results package provided to senior management and many other finance executives within the organization. The package provides results of operations from both external and internal perspectives for each brand, compared to business plan and estimates, in addition to consolidated cash flows, balance sheets, capital expenditures and a variety of other analyses.

Attachment 2 – Fiscal 2012 Year End Board Materials – Included in Attachment 2 are the fiscal 2012 Fourth Quarter and Annual Brand Financial Reports provided to Darden’s Board of Directors in connection with the Board’s year-end financial review.

Reportable Segments
ASC 280-10-50-10 states that a public entity shall report separately information about each operating segment that meets both of the following criteria:

•	Has been identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the Aggregation Criteria (below).

•	Exceeds the quantitative thresholds in ASC 280-10-50-12.

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics (i.e., similar restaurant level returns). Two or more operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products and services and production process

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Consistency with Objective and Basic Principles of ASC 280
The nature of Darden’s products and services are similar. The overall restaurant industry, as defined by the National Restaurant Association and other leading restaurant industry analysts, as well as the U.S. Government’s Census Bureau, is broken into two key segments: limited service restaurants and full service restaurants. Darden operates in the full service restaurant industry segment, with a focus on very similar products and offerings (steak, seafood, pastas, etc.) with similar production processes. Our portfolio of brands provides our guests with an array of choices based on their individual preferences, occasions and expectations regarding affordability, service and overall experience. Although we manage and evaluate each of our individual brands as separate operating segments, our core purpose is “To nourish and delight everyone we serve,” via the combination of offerings from each of our brands. To ensure we are consistently meeting our guests expectations based on the experience they selected on a particular occasion, we have centralized most operational functions, including the creation of centers of excellence. For example, our Learning Center of Excellence partners with each brand’s head of training, together with senior operations executives to develop and maintain our operations training programs to ensure consistent operating practices across the brands. We also employ talent acquisition, employee relations and guest relations centers of excellence to coordinate our resources focused on these mission critical activities. In addition, to ensure a consistent source of high-quality food and supplies, we have developed a world-class centralized procurement function that is leveraged by all of our brands. There is a significant amount of cross-over of ingredients between brands and we leverage this purchasing power to provide competitively superior pricing and consistency to our guests.

We also have similar expectations for long-term performance and overall brand contributions to Darden’s consolidated profitability. Although on an annual basis these expectations can vary from brand-to-brand as corporate level initiatives and investment decisions can have a significant impact on brand performance in a given year, we expect the brands performance to converge in the long-term. Each year, we employ a strategic business planning process where the CODMs utilize brand level expectations as a starting point and then layer on industry expectations, corporate-level initiatives and overall profitability targets to ensure a reasonable consolidated level of profitability. The CODMs will prioritize resource allocations to enterprise initiatives that are expected to benefit all of our brands, such as integrated information technology platforms and digital marketing strategies, however, the roll-out of these initiatives is dependent on other factors such as the size of the brand and other in-process initiatives. As a result, brand-level expectations are subject to these corporate-level decisions and can vary from year to year.

Accordingly, we believe aggregating all of our brands into one reportable segment is consistent with the objectives and basic principles of ASC 280.

Similar Economic Characteristics
ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. Darden’s primary measure of performance is Restaurant Earnings, which is defined as restaurant-level sales, less restaurant-level cost of sales (excluding non-cash average rent expense and pre-opening expenses), depreciation and marketing. We believe this is the most relevant measure of brand performance as it focuses in on the efficiency of the operations-level decisions made by brand management and minimizes the impact of corporate-level decisions over which the brands have little or no control. Impacts such as ‘acquiring vs. internally developing a brand’, centralized pricing strategies, ‘lease vs. buy’ decisions on individual restaurant parcels, high-deductible insurance programs and general and administrative support structure can cause significant variability in brand profitability and using the Restaurant Earnings metric helps to mitigate these impacts and allows for more consistent evaluation of performance across the brands.

Darden expects long-term Restaurant Earnings at each of our brands to be similar, specifically, maintaining long-term averages between ***% and ***%. However, we recognize that different marketing and pricing strategies, restaurant and brand level management expertise, employee turnover and remodel activities, among other factors, can have a significant impact on each individual brand’s performance in any given fiscal period. The following is a summary of restaurant level profitability expectations for fiscal 2013, in addition to actual performance for each of our brands for the past four years. We did not include any data prior to fiscal 2009 as LongHorn Steakhouse and The Capital Grille were acquired in fiscal 2008 and, therefore, we do not have meaningfully comparable performance metrics for these brands prior to fiscal 2009.

	FY13 (Plan)	FY12 (2)	FY11 (2)	FY10	FY09
Red Lobster	***	***	***	***	***
Olive Garden	***	***	***	***	***
LongHorn Steakhouse	***	***	***	***	***
The Capital Grille	***	***	***	***	***
Bahama Breeze	***	***	***	***	***
Seasons 52	***	***	***	***	***
Eddie V's	***	***	(1)	(1)	(1)

Consolidated Darden	***	***	***	***	***
Blended Large Brands	***	***	***	***	***
Blended SRG Brands	***	***	***	***	***

(1)	Data not available for Eddie V’s as they were acquired during fiscal 2012.

(2)	Consistent with information on pages 8 and 8A of Attachment 1.

Although we expect the brands to be within this range in the long-term, we would also expect variability in their performance as we manage the businesses in reaction to external factors, in addition to the success of internal decisions such as menu pricing and promotions and remodel activities. For example, decisions on pricing increases in response to annual inflation expectations are generally made at the Darden level, providing more consistent increases across all of our brands. Accordingly, depending on the mix of inputs for each brand, price increases may or may not be sufficient to compensate for inflation in any given year, causing variability in the overall profitability in each of the brands from year to year. This is evident in the fiscal 2013 expectations for Red Lobster and LongHorn Steakhouse. Red Lobster is projected to have an increase in Restaurant Earnings, while we are projecting a decrease for LongHorn Steakhouse in fiscal 2013. One of the primary drivers of this variability is the corporate-level approach Darden takes with menu price increases. In fiscal 2013, Red Lobster’s menu price increases are expected to cover forecasted seafood cost inflation, while at LongHorn Steakhouse, increases in the cost of beef are expected to outpace LongHorn Steakhouse’s scheduled menu price increases. This was a corporate-level decision that enables our portfolio of brands to maintain reasonable menu price increases, which may contribute to variability in the near-term, but is expected to provide more consistent and sustainable long-term brand-level profitability.

We acknowledge the Staff’s observation that there is variability in the check averages of each of our brands. As discussed above, our portfolio of brands provides our guests with an array of choices based on their individual preferences, occasions and expectations regarding affordability, service and overall experience. Accordingly, variability in check averages across our brands is a function of the portfolio of experiences we offer our guests, and regardless of which brand a guest chooses on a particular occasion, based on our long-term expectations for similarity in restaurant level profitability, the impact to Darden is similar.

We also acknowledge the Staff’s observation that Olive Garden experienced a same-restaurant sales decrease of 1.2% in fiscal 2012, while Red Lobster and LongHorn Steakhouse experienced increases of 4.6% and 5.3%, respectively. As each of these brands is managed individually, marketing and pricing strategies, restaurant and brand level management expertise, employee turnover and remodel activities, among other factors, can have a significant impact on same-restaurant sales and restaurant level profitability in any single period. However, our long-term financial performance and expectations remains similar across each of our brands. The following is our expectations for fiscal 2013 same-restaurant sales and a trend of same-restaurant sales results over the last three years, by brand:

	FY13	FY12	FY11	FY10
Red Lobster	***	4.6%	0.3%	(4.9%)
Olive Garden	***	(1.2%)	1.2%	(1.0%)
LongHorn Steakhouse	***	5.3%	5.4%	(1.9%)
The Capital Grille	***	5.3%	6.2%	(7.8%)
Bahama Breeze	***	3.4%	2.4%	(2.9%)
Seasons 52	***	3.8%	4.4%	(0.5%)
Eddie V's	(1)	(1)	(1)	(1)

(1)	Data not available for Eddie V’s as they were acquired during fiscal 2012.

Other than Olive Garden’s performance in fiscal 2012, results have been directionally similar for each of the brands and variability can be attributed to their ability to execute their marketing and operations strategies, as well as their overall ability to manage through these challenging economic times. However, as illustrated above, even with this variability in same-restaurant sales, the brands delivered returns that were largely within our expected ranges.

Nature of Products and Services and Production Processes
Each brand uses a similar skilled workforce, similar raw materials, and similar facilities which are located in similar locations (primarily focused on the retail consumer market) based upon local and regional demographics. This is illustrated by the fact that all of our restaurants obtain substantially all of their products through our centralized purchasing and distribution function. Additionally, we utilize the same information systems across all of our brands, including company-wide point-of-sale and labor management systems. Each brand also has similar capital and labor intensiveness.

Type and Class of Customer
As previously noted, our portfolio of brands provides our guests with an array of choices based on their individual preferences, occasions and expectations regarding affordability, service and overall experience. Each brand targets the same type and class of guest within the full service dining industry for their products and services. All of Darden’s restaurants appeal to a broad range of guests and multiple guest types including couples dining out, gatherings of friends and family, special occasions and business meals. While on any given occasion, our seven brands may attract a guest seeking a different dining experience, there is a significant amount of guest crossover among the brands (i.e., a guest who dines with us at a The Capital Grille restaurant on one occasion will visit a LongHorn Steakhouse, Bahama Breeze, Olive Garden, Red Lobster, Seasons 52 or Eddie V’s on another occasion). Based on the size of the Red Lobster, Olive Garden and LongHorn Steakhouse brands (1,882 units out of our total 1,994 units as of the end of fiscal 2012), we have been able to gather a significant amount of data supporting the crossover of guests between these brands. As The Capital Grille, Bahama Breeze, Seasons 52 and Eddie V’s currently have a much smaller national footprint and there are only a few markets where more than two of these brands currently co-exist, we have to rely on more general guest demographic information to support this assertion. The following charts illustrate the age and income distributions of our guests at each of our brands, with the exception of Eddie V’s, for which we do not yet have sufficient data to include in the analysis:

Age Profiles of Darden Guests (1)

***

Income Profiles of Darden Guests (1)

***

(1)
Guest profile information above is based on survey responses and is subject to variability depending on the number of responses received. Accordingly, for our smaller brands, especially Seasons 52, there is more variability in the information due to the relatively small number of surveys received.

As illustrated in the charts above, each of the brands covers guests across each category of the age and income distributions. Although there are clearly differences in the distribution, noting that each of the brands may appeal to each group of guests to a slightly different extent, we do not believe these differences are significant enough to conclude we are serving disparate groups of guests from brand to brand.

Another illustration of serving our guests through our portfolio of brands is the development of our synergy restaurants, which are designed to leverage multiple brands in one building. We maintain brand specific guest experiences, but are able to leverage one physical building, generating significant cost synergies. The two current synergy locations are comprised of a Red Lobster and an Olive Garden, however, depending on the success of the concept, we may involve our other brands as well.

Methods Used to Distribute Products and Services
Each brand uses similar formats for delivering their products and services, which is characterized as a full service dining restaurant. Additionally, with the exception of Eddie V’s, each of our brands serves both the lunch and dinner day parts. Currently, Eddie V’s only serves the dinner day part, but, as we continue to integrate this brand into our portfolio, we expect to expand into the lunch day part as well.

Nature of the Regulatory Environment
While the food service industry is not regulated to the same extent as industries such as banking, insurance or public utilities, each of our brands are subject to the same laws and regulations around food safety, alcoholic beverage sales, employee matters, information security and state and local taxes.

Conclusion
The objective of ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements better understand the public entity’s performance, better assess it prospects for future net cash flows and make more informed judgments about the public entity as a whole. Based on our analysis, as summarized in this response, we do not believe our brands engage in disparate business activities nor do we believe changes in the economic environment have a disproportionate effect on the operations of our brands. Accordingly, we believe we meet the aggregation criteria for each of our seven operating segments, as defined in ASC 280, and the presentation of our various brands as a single reportable segment is appropriate.

Item 1. Business
Recent and Planned Restaurant Growth, page 7

(2)
Additionally, we note that on page 7 you disclose the average capital investment, size and dining capacity of the Red Lobster, Olive Garden and LongHorn steakhouse restaurants that were opened during 2012. Please also tell us the average capital investment, size and dining capacity of the restaurants opened during fiscal 2012 included in the Specialty Restaurant Group.

The table below is provided in response to the Staff’s request for additional information on fiscal 2012 new and relocated restaurants.

($ in millions)	Capital Investment	Square Feet	Dining Seats	Dining Tables
Red Lobster	$4.1	6,366	221	49
Olive Garden	$4.1	7,574	237	58
LongHorn Steakhouse	$3.3	6,207	222	48
The Capital Grille	*** (1)	***	***	***
Bahama Breeze	***	***	***	***
Seasons 52	***	***	***	***
Eddie V's	n/a	n/a	n/a	n/a

(1)
*** million average includes one fiscal 2012 relocation that cost *** million. Excluding this relocation, the two new The Capital Grille units that opened in fiscal 2012 had an average investment of *** million.

The fiscal 2012 averages disclosed in the table above are impacted by a number of factors including the total number of locations built and the specific locations.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5286 if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By: /s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

Attachment 1

Fiscal 2012 Year End Tracking Package

[***REDACTED***]

Attachment 2

Fiscal 2012 Year End Board Materials

[***REDACTED***]